

NEWS RELEASE

<u>**FOR IMMEDIATE RELEASE**</u>

July 29, 2013

CAPITOL FEDERAL FINANCIAL, INC.
REPORTS THIRD QUARTER FISCAL YEAR 2013 RESULTS

Topeka, KS - Capitol Federal® Financial, Inc. (NASDAQ: CFFN) (the "Company") announced results today for the quarter ended June 30, 2013. Detailed results will be available in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which will be filed with the Securities and Exchange Commission ("SEC") on or about August 5, 2013 and posted on our website, http://ir.capfed.com. **For best viewing results, please view this release in Portable Document Format (PDF) on our website.**

Highlights for the quarter include:
- net income of $18.0 million,
- basic and diluted earnings per average share outstanding of $0.13,
- net interest margin of 1.96%,
- repurchased 1,467,214 shares of common stock at an average price of $11.84 per share, and
- paid dividends of $10.8 million.

Comparison of Operating Results for the Quarters Ended June 30, 2013 and March 31, 2013

Net income increased $280 thousand, or 1.6%, from $17.7 million for the quarter ended March 31, 2013 to $18.0 million for the quarter ended June 30, 2013. The net interest margin decreased one basis point, from 1.97% for the prior quarter, to 1.96% for the current quarter. Loan and security yields decreased as continued downward pressure persisted, while decreases in the rates on the certificate of deposit portfolio and Federal Home Loan Bank ("FHLB") borrowings eased funding costs.

Interest and Dividend Income
The weighted average yield on total interest-earning assets decreased seven basis points from the prior quarter to 3.26% for the current quarter and the average balance of interest-earning assets increased $46.5 million between the two periods. The increase in the weighted average balance between the two periods was primarily in the loan portfolio.

The following table presents the components of interest and dividend income for the time periods presented, along with the change in dollars and percent. The decrease in interest income on mortgage-backed securities ("MBS") and loans receivable was due primarily to a decrease in the weighted average yield of each portfolio.

	For the Three Months Ended					
	June 30, 2013		March 31, 2013		Change Expressed in:	
					Dollars	Percent
			(Dollars in thousands)			
INTEREST AND DIVIDEND INCOME:						
Loans receivable	$	56,627	$	56,936	$ (309)	(0.5)%
MBS		13,419		14,446	(1,027)	(7.1)
Investment securities		2,439		2,457	(18)	(0.7)
Capital stock of FHLB		1,151		1,105	46	4.2
Cash and cash equivalents		39		36	3	8.3
Total interest and dividend income	$	73,675	$	74,980	$ (1,305)	(1.7)%

The decrease in interest income on loans receivable was due to an eight basis point decrease in the weighted average yield of the portfolio to 3.93% for the current quarter, partially offset by an $83.7 million increase in the average balance of the portfolio. The decrease in the weighted average yield was due to the continued downward repricing of the existing portfolio resulting primarily from endorsements and refinances, as well as to the origination and purchase of loans at rates less than the weighted average rate of the existing portfolio.

The decrease in interest income on MBS was due primarily to a 12 basis point decrease in the average yield of the portfolio, from 2.50% for the prior quarter to 2.38% for the current quarter, as well as to a $54.8 million decrease in the average balance of the portfolio. The decrease in the average yield of the portfolio was due primarily to purchases of MBS during the prior quarter with yields less than the average yield on the existing portfolio, as well as to adjustable-rate MBS repricing to lower market rates. The decrease in the average balance was due primarily to principal repayments being invested into the higher yielding loan portfolio.

Interest Expense
The weighted average rate paid on total interest-bearing liabilities decreased 11 basis points from the prior quarter to 1.55% for the current quarter and the average balance of interest-bearing liabilities increased $60.1 million between the two periods. The increase in the average balance of interest-bearing liabilities between the two periods was primarily in the deposit portfolio.

The following table presents the components of interest expense for the time periods presented, along with the change in dollars and percent. The decrease in interest expense on FHLB borrowings and deposits was due primarily to a decrease in the weighted average rate paid on the portfolios, while the decrease in interest expense on repurchase agreements was due to a decrease in the average balance of the portfolio.

	For the Three Months Ended		Change Expressed in:	
	June 30, 2013	March 31, 2013	Dollars	Percent
	(Dollars in thousands)			
INTEREST EXPENSE:				
FHLB borrowings	$ 17,377	$ 17,909	$ (532)	(3.0)%
Deposits	9,009	9,344	(335)	(3.6)
Repurchase agreements	2,885	3,407	(522)	(15.3)
Total interest expense	$ 29,271	$ 30,660	$ (1,389)	(4.5)%

The weighted average rate paid on the FHLB borrowings portfolio decreased 21 basis points, from 2.87% for the prior quarter to 2.66% for the current quarter. The decrease in the weighted average rate paid on FHLB borrowings was due primarily to the maturity of $225.0 million of advances during the quarter which were replaced with lower rate borrowings. Of the $225.0 million of advance maturities during the current quarter, $125.0 million was funded with new FHLB advances and $100.0 million was funded with the FHLB line of credit as management evaluated borrowing options and related strategies. In late July 2013, the $100.0 million FHLB line of credit was replaced with a $100.0 million repurchase agreement with a term of 84 months at a rate of 2.53%.

The decrease in the weighted average rate paid on the deposit portfolio was due primarily to a decrease in the weighted average rate paid on the certificate of deposit portfolio. The weighted average rate paid on the certificate of deposit portfolio decreased six basis points, from 1.37% for the prior quarter to 1.31% for the current quarter.

The decrease in the average balance of the repurchase agreements portfolio was due to the maturity of $50.0 million of agreements late in the prior quarter, as well as to the maturity of $25.0 million of agreements during the current quarter. These matured agreements were replaced with FHLB borrowings.

Provision for Credit Losses
Capitol Federal Savings Bank (the "Bank") recorded a negative provision for credit losses during the current quarter of $800 thousand compared to no provision for credit losses recorded during the prior quarter. The overall performance of our loan portfolio continued to improve during the current quarter, as evidenced by the decline in net charge-offs and delinquencies. Net charge-offs during the current quarter were $33 thousand compared to $405 thousand in the prior quarter. Loans 30 to 89 days delinquent decreased $4.2 million, or 17.0%, from $24.8 million at March 31, 2013 to $20.6 million at June 30, 2013. Non-performing loans remained relatively unchanged quarter-over-quarter.

Non-Interest Income
The following table presents the components of non-interest income for the time periods presented, along with the change in dollars and percent.

		For the Three Months Ended			
		June 30, 2013	March 31, 2013	Change Expressed in:	
				Dollars	Percent
		(Dollars in thousands)			
NON-INTEREST INCOME:					
Retail fees and charges	$	3,856	$ 3,521	$ 335	9.5 %
Insurance commissions		787	979	(192)	(19.6)
Loan fees		427	418	9	2.2
Income from bank-owned life insurance ("BOLI")		377	361	16	4.4
Other non-interest income		374	665	(291)	(43.8)
Total non-interest income	$	5,821	$ 5,944	$ (123)	(2.1)%

The increase in retail fees and charges was due primarily to an increase in debit card income, due in part to seasonality. The decrease in insurance commissions was due largely to a decrease in the amount of annual commissions received from certain insurance providers, as compared to the prior quarter.

Non-Interest Expense
The following table presents the components of non-interest expense for the time periods presented, along with the change in dollars and percent.

		For the Three Months Ended			
		June 30, 2013	March 31, 2013	Change Expressed in:	
				Dollars	Percent
		(Dollars in thousands)			
NON-INTEREST EXPENSE:					
Salaries and employee benefits	$	12,137	$ 12,155	$ (18)	(0.1)%
Occupancy		2,427	2,391	36	1.5
Information technology and communications		2,293	2,232	61	2.7
Regulatory and outside services		1,391	1,290	101	7.8
Deposit and loan transaction costs		1,286	1,384	(98)	(7.1)
Federal insurance premium		1,107	1,116	(9)	(0.8)
Advertising and promotional		1,186	1,004	182	18.1
Other non-interest expense		1,775	1,645	130	7.9
Total non-interest expense	$	23,602	$ 23,217	$ 385	1.7 %

The increase in advertising and promotional expense was due primarily to the timing of media campaigns. The increase in other non-interest expense was due primarily to a $272 thousand increase in other real estate owned ("OREO") operations expense, from $32 thousand for the prior quarter, partially offset by a higher recovery of valuation allowance expense on the mortgage-servicing rights asset, primarily as a result of a decrease in prepayment speeds as market interest rates increased. Over the past 12 months, OREO properties were owned by the Bank, on average, for approximately five months before they were sold.

Income Tax Expense
Income tax expense was $9.4 million for the current quarter compared to $9.3 million for the prior quarter. The effective income tax rate for the current quarter was 34.4% compared to 34.5% for the prior quarter.

Comparison of Operating Results for the Nine Months Ended June 30, 2013 and 2012

For the nine month period ended June 30, 2013, the Company recognized net income of $53.3 million, compared to net income of $56.8 million for the nine month period ended June 30, 2012. The $3.5 million, or 6.2%, decrease in net income was due primarily to a decrease in net interest income and an increase in non-interest expense, partially offset by a decrease in income tax expense and provision for credit losses. The net interest margin decreased three basis points, from 2.01% for the prior year nine month period to 1.98% for the current nine month period. Decreases in the cost of funds and a shift in the mix of interest-earning assets from relatively lower yielding securities to higher yielding loans tempered the decrease in the net interest margin, but were not enough to fully offset the impact of decreasing asset yields.

Interest and Dividend Income

The weighted average yield on total interest-earning assets decreased 26 basis points from the prior year nine month period to 3.34% for the current nine month period and the average balance of interest-earning assets decreased $160.2 million from the prior year nine month period. The decrease in the weighted average balance between the two periods was primarily in the lower yielding investment securities portfolio, while the average balance of the loan portfolio increased between the two periods.

The following table presents the components of interest and dividend income for the time periods presented, along with the change in dollars and percent. The decrease in interest income on MBS and loans receivable was due primarily to a decrease in the weighted average yield of each portfolio, while the decrease in interest income on investment securities was due primarily to a decrease in the average balance of the portfolio.

	For the Nine Months Ended June 30,		Change Expressed in:	
	2013	2012	Dollars	Percent
	(Dollars in thousands)			
INTEREST AND DIVIDEND INCOME:				
Loans receivable	$ 172,030	$ 178,007	$ (5,977)	(3.4)%
MBS	43,048	54,686	(11,638)	(21.3)
Investment securities	7,761	12,535	(4,774)	(38.1)
Capital stock of FHLB	3,384	3,313	71	2.1
Cash and cash equivalents	108	205	(97)	(47.3)
Total interest and dividend income	$ 226,331	$ 248,746	$ (22,415)	(9.0)%

The average yield on the loans receivable portfolio decreased 52 basis points, from 4.55% for the prior year nine month period to 4.03% for the current nine month period. The decrease in the weighted average yield was due to the continued downward repricing of the existing portfolio resulting primarily from endorsements and refinances, as well as to the origination and purchase of loans at rates less than the weighted average rate of the existing portfolio. The decrease in interest income on loans receivable resulting from the decrease in the average yield was partially offset by a $476.6 million increase in the average balance of the portfolio, which was primarily a result of loan purchases between periods.

The average yield on the MBS portfolio decreased 47 basis points, from 2.96% during the prior year nine month period to 2.49% for the current nine month period. The decrease in the average yield was due primarily to purchases of MBS between periods with yields less than the average yield on the existing portfolio. Additionally, the average balance of the MBS portfolio decreased $158.9 million between the two periods due to maturities that were invested into higher yielding loans.

The decrease in interest income on investment securities was due primarily to a $432.3 million decrease in the average balance of the portfolio, of which $220.2 million related to securities held at the holding company level. The cash flows from calls and maturities of investment securities that were not reinvested into the portfolio were used largely to fund loan growth, pay dividends to stockholders, and repurchase stock.

Interest Expense

The weighted average rate paid on total interest-bearing liabilities decreased 33 basis points from the prior year nine month period to 1.64% for the current nine month period and the average balance of interest-bearing liabilities increased $68.2 million from the prior year nine month period. The increase in the average balance of interest-bearing liabilities was largely in lower rate deposit products while the average balance of certificates of deposit decreased between the two periods.

The following table presents the components of interest expense for the time periods presented, along with the change in dollars and percent. The decrease in interest expense on FHLB borrowings and deposits was due primarily to a decrease in the weighted average rate paid on the portfolios, while the decrease in interest expense on repurchase agreements was due primarily to a decrease in the average balance between the two periods.

| | For the Nine Months Ended June 30, | | Change Expressed in: | |
	2013	2012	Dollars	Percent
	(Dollars in thousands)			
INTEREST EXPENSE:				
FHLB borrowings	$ 53,914	$ 62,641	$ (8,727)	(13.9)%
Deposits	28,202	35,690	(7,488)	(21.0)
Repurchase agreements	9,861	11,387	(1,526)	(13.4)
Total interest expense	$ 91,977	$ 109,718	$ (17,741)	(16.2)%

The weighted average rate paid on the FHLB borrowings portfolio decreased 54 basis points, from 3.35% for the prior year nine month period to 2.81% for the current nine month period. The decrease in the average rate paid was due primarily to the renewal of maturing advances between periods to lower rates. The decrease in the weighted average rate paid on the deposit portfolio was due primarily to a decrease in the weighted average rate paid on the certificate of deposit and money market portfolios as the portfolios continued to reprice to lower rates. The weighted average rate paid on the certificate of deposit portfolio decreased 29 basis points, from 1.65% for the prior year nine month period to 1.36% for the current nine month period. The weighted average rate paid on the money market portfolio decreased 12 basis points, from 0.33% for the prior year nine month period to 0.21% for the current nine month period. The decrease in interest expense on repurchase agreements was due primarily to a $51.2 million decrease in the average balance between periods as a result of maturing agreements not being renewed; rather, the agreements were replaced with FHLB borrowings.

Provision for Credit Losses
The Bank recorded a negative provision for credit losses during the current nine month period of $567 thousand, compared to a $2.0 million provision for credit losses for the prior year nine month period. The change between periods was a result of the improvement in the performance of our loan portfolio, as evidenced by the decline in net charge-offs, loans 30 to 89 days delinquent, and loans 90 or more days delinquent or in foreclosure. Net charge-offs during the current nine month period were $1.3 million, of which $378 thousand related to loans that were discharged in a prior fiscal year under Chapter 7 bankruptcy that must be, in accordance with Office of Comptroller of Currency ("OCC") regulations, evaluated for collateral value loss, even if they are current. Net charge-offs during the prior year nine month period were $5.7 million, of which $3.5 million was related to the implementation of a loan charge-off policy during January 2012. OCC Call Report requirements do not permit the use of specific valuation allowances ("SVAs"), which the Bank was previously utilizing for potential loan losses, as permitted by the Bank's previous regulator. Loans 30 to 89 days delinquent decreased $3.2 million, or 13.4%, from $23.8 million at June 30, 2012 to $20.6 million at June 30, 2013. Loans 90 or more days delinquent or in foreclosure decreased $3.1 million, or 14.6%, from $21.6 million at June 30, 2012 to $18.5 million at June 30, 2013.

Non-Interest Income
The following table presents the components of non-interest income for the time periods presented, along with the change in dollars and percent.

| | For the Nine Months Ended June 30, | | Change Expressed in: | |
	2013	2012	Dollars	Percent
	(Dollars in thousands)			
NON-INTEREST INCOME:				
Retail fees and charges	$ 11,369	$ 11,958	$ (589)	(4.9)%
Insurance commissions	2,337	2,213	124	5.6
Loan fees	1,312	1,634	(322)	(19.7)
BOLI	1,120	1,133	(13)	(1.1)
Other non-interest income	1,395	1,466	(71)	(4.8)
Total non-interest income	$ 17,533	$ 18,404	$ (871)	(4.7)%

The decrease in retail fees and charges was primarily a result of changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act that reduced debit card interchange fees and established limits to fees for overdrafts of debit card transactions. The decrease in loan fees was due primarily to a decrease in servicing fees received from sold loans as a result of a decrease in our sold loan portfolio.

Non-Interest Expense
The following table presents the components of non-interest expense for the time periods presented, along with the change in dollars and percent.

| | For the Nine Months Ended June 30, | | Change Expressed in: | |
	2013	2012	Dollars	Percent
	(Dollars in thousands)			
NON-INTEREST EXPENSE:				
Salaries and employee benefits	$ 36,473	$ 32,690	$ 3,783	11.6 %
Occupancy	7,136	6,339	797	12.6
Information technology and communications	6,723	5,588	1,135	20.3
Regulatory and outside services	4,435	3,696	739	20.0
Deposit and loan transaction costs	4,207	3,862	345	8.9
Federal insurance premium	3,337	3,309	28	0.8
Advertising and promotional	3,222	2,674	548	20.5
Other non-interest expense	6,027	8,783	(2,756)	(31.4)
Total non-interest expense	$ 71,560	$ 66,941	$ 4,619	6.9 %

The increase in salaries and employee benefits expense was due primarily to compensation expense on unallocated Employee Stock Ownership Plan ("ESOP") shares related to the $0.52 True Blue® dividend paid in December 2012, along with stock option and restricted stock grants in May 2012 and September 2012. The increase in information technology and communications expense was primarily related to maintenance and licensing expenses. The increase in occupancy expense was due largely to an increase in depreciation expense associated with the remodel of our home office. The increase in regulatory and outside services was due largely to the timing of fees paid for our external audit and an increase in fees associated with tax preparation services and professional services. The increase in advertising and promotional expense was due primarily to an increase in media campaigns that were delayed until the current fiscal year. The decrease in other non-interest expenses was due primarily to a decrease in OREO operations expense, a recovery of valuation allowance expense on the mortgage-servicing rights asset compared to an impairment expense in the prior year, and a decrease in office supplies and related expenses.

We currently anticipate the following increases in non-interest expenses during the full fiscal year 2013, as compared to the full fiscal year 2012: (1) a $4.8 million increase in salaries and employee benefits due primarily to an estimated $2.7 million in compensation expense on unallocated ESOP shares as a result of the True Blue® and special year-end dividends paid and $1.4 million resulting from a full year's impact of equity plan awards made in May 2012 and September 2012; (2) a $2.6 million increase in information technology and communications expense and occupancy expense as a result of an increase in licensing and maintenance expenses related to upgrades to our information technology infrastructure and an increase in depreciation expense associated with the remodel of our home office; and (3) a $1.1 million increase in advertising expense, which is due primarily to media campaigns that were delayed until fiscal year 2013. We currently anticipate that the preceding increases in non-interest expenses will be partially offset by an estimated $2.5 million decrease in other non-interest expenses due primarily to a decrease in OREO operations expense and recoveries of valuation allowance expense on the mortgage-servicing rights asset.

The final ESOP loan payment associated with the shares acquired in our initial public offering in March 1999 will be made on September 30, 2013. As a result, salaries and employee benefits expense is currently anticipated to decrease approximately $4.5 million in fiscal year 2014, as compared to fiscal year 2013. Additionally, we do not currently anticipate additional compensation expense on unallocated ESOP shares in fiscal year 2014, which would result in an additional decrease in salaries and employee benefit expense of $3.0 million, when compared to fiscal year 2013.

Income Tax Expense
Income tax expense was $27.6 million for the current nine month period compared to $31.7 million for the prior year nine month period. The decrease in expense between periods was due primarily to a decrease in pretax income. The effective tax rate for the current nine month period was 34.1% compared to 35.8% for the prior year nine month period. The current year rate is lower than the prior year rate due primarily to higher deductible expenses associated with the ESOP in the current year, along with higher tax credits related to our low income housing partnerships. Additionally, pre-tax income is lower than the prior year, due primarily to the items outlined in non-interest expenses in the "Comparison of Operating Results for the Nine Months Ended June 30, 2013 and 2012" discussion above, which results in all items impacting the income tax rate having a larger impact on the overall effective tax rate than in fiscal year 2012.

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(Dollars in thousands)

| | For the Three Months Ended | | | For the Nine Months Ended | |
| | June 30, | March 31, | | June 30, | |
	2013	2013		2013	2012
INTEREST AND DIVIDEND INCOME:					
Loans receivable	$ 56,627	$ 56,936	$	172,030	$ 178,007
MBS	13,419	14,446		43,048	54,686
Investment securities	2,439	2,457		7,761	12,535
Capital stock of FHLB	1,151	1,105		3,384	3,313
Cash and cash equivalents	39	36		108	205
Total interest and dividend income	73,675	74,980		226,331	248,746
INTEREST EXPENSE:					
FHLB borrowings	17,377	17,909		53,914	62,641
Deposits	9,009	9,344		28,202	35,690
Repurchase agreements	2,885	3,407		9,861	11,387
Total interest expense	29,271	30,660		91,977	109,718
NET INTEREST INCOME	44,404	44,320		134,354	139,028
PROVISION FOR CREDIT LOSSES	(800)	--		(567)	2,040
NET INTEREST INCOME AFTER					
PROVISION FOR CREDIT LOSSES	45,204	44,320		134,921	136,988
NON-INTEREST INCOME:					
Retail fees and charges	3,856	3,521		11,369	11,958
Insurance commissions	787	979		2,337	2,213
Loan fees	427	418		1,312	1,634
BOLI	377	361		1,120	1,133
Other non-interest income	374	665		1,395	1,466
Total non-interest income	5,821	5,944		17,533	18,404
NON-INTEREST EXPENSE:					
Salaries and employee benefits	12,137	12,155		36,473	32,690
Occupancy	2,427	2,391		7,136	6,339
Information technology and communications	2,293	2,232		6,723	5,588
Regulatory and outside services	1,391	1,290		4,435	3,696
Deposit and loan transaction costs	1,286	1,384		4,207	3,862
Federal insurance premium	1,107	1,116		3,337	3,309
Advertising and promotional	1,186	1,004		3,222	2,674
Other non-interest expense	1,775	1,645		6,027	8,783
Total non-interest expense	23,602	23,217		71,560	66,941
INCOME BEFORE INCOME TAX EXPENSE	27,423	27,047		80,894	88,451
INCOME TAX EXPENSE	9,428	9,332		27,621	31,674
NET INCOME	$ 17,995	$ 17,715	$	53,273	$ 56,777

The following is a reconciliation of the basic and diluted earnings per share calculations for the periods noted.

	For the Three Months Ended		For the Nine Months Ended	
	June 30, 2013	March 31, 2013	June 30, 2013	2012
	(Dollars in thousands, except per share data)			
Net income	$ 17,995	$ 17,715	$ 53,273	$ 56,777
Income allocated to participating securities	(50)	(51)	(161)	(25)
Net income available to common stockholders	$ 17,945	$ 17,664	$ 53,112	$ 56,752
Average common shares outstanding	142,985,022	145,242,074	145,379,101	160,069,365
Average committed ESOP shares outstanding	277,512	139,531	139,009	139,005
Total basic average common shares outstanding	143,262,534	145,381,605	145,518,110	160,208,370
Effect of dilutive stock options	790	113	112	3,906
Total diluted average common shares outstanding	143,263,324	145,381,718	145,518,222	160,212,276
Net earnings per share:				
Basic	$ 0.13	$ 0.12	$ 0.37	$ 0.35
Diluted	$ 0.13	$ 0.12	$ 0.37	$ 0.35
Antidilutive stock options, excluded from the diluted average common shares outstanding calculation	2,444,932	2,463,165	2,465,393	1,074,543

Financial Condition as of June 30, 2013

Total assets decreased $138.5 million, from $9.38 billion at September 30, 2012 to $9.24 billion at June 30, 2013, due primarily to a $307.9 million decrease in the securities portfolio, partially offset by a $184.5 million increase in the loan portfolio. Of the $307.9 million decrease in the securities portfolio, $60.0 million related to securities at the holding company level, the proceeds from which were used to pay dividends to stockholders and repurchase stock. The remaining cash flows from the securities portfolio which were not reinvested were used, in part, to fund loan growth. At June 30, 2013, Capitol Federal Financial, Inc., at the holding company level, had $195.6 million on deposit at the Bank. The net increase in the loan portfolio was due primarily to correspondent one- to four-family loan purchases outpacing principal repayments between periods. As of June 30, 2013, the Bank had 26 active correspondent lending relationships operating in 23 states.

Economic conditions in the Bank's local market areas have a significant impact on the ability of borrowers to repay loans and the value of the collateral securing these loans. As of June 2013, the unemployment rate was 5.8% for Kansas and 6.9% for Missouri, compared to the national average of 7.6% based on information from the Bureau of Economic Analysis. The unemployment rate remains low in our market areas, relative to the national average, due to diversified industries within our market areas, primarily in the Kansas City metropolitan statistical area. Our Kansas City market area, which comprises the largest segment of our loan portfolio and deposit base, has an average household income of approximately $79 thousand per annum, based on 2012 estimates from the American Community Survey, which is a statistical survey by the U.S. Census Bureau. The average household income in our combined market areas is approximately $68 thousand per annum, with 92% of the population at or above the poverty level, also based on the 2012 estimates from the American Community Survey. The Federal Housing Finance Agency price index for Kansas and Missouri has not experienced significant fluctuations during the past 10 years, unlike other market areas of the United States, which indicates relative stability historically in property values in our local market areas.

As a portfolio lender focused on delivering outstanding customer service while acquiring quality assets, the ability of our borrowers to repay has always been paramount in our business model. Although we continue to evaluate the "qualified mortgage" rules issued by the Consumer Financial Protection Bureau, we currently anticipate that the impact to our overall book of business will generally be minimal.

The following table presents delinquent and non-performing loans, OREO, allowance for credit losses ("ACL") and related ratios as of the dates shown. In accordance with the OCC Call Report requirements, troubled debt restructurings ("TDRs") that were either nonaccrual at the time of restructuring or did not receive a credit evaluation prior to the restructuring and have not made six consecutive monthly payments per the restructured loan terms are reported as nonaccrual loans. During July 2012, the OCC provided guidance to the industry regarding loans that had been discharged under Chapter 7 bankruptcy proceedings where the borrower has not reaffirmed the debt owed to the lender. The OCC requires that these loans be reported as TDRs and nonaccrual, even if they are current. Our balance of loans 90 or more days delinquent or in foreclosure continues to improve; however, implementation of the above noted OCC guidance has kept our balance of non-performing loans elevated. The principal balance of loans required by the OCC to be reported as nonaccrual, even if they are current, was $7.9 million, $12.4 million, and $4.2 million at June 30, 2013, September 30, 2012, and June 30, 2012, respectively.

	June 30, 2013	September 30, 2012	June 30, 2012
	(Dollars in thousands)		
Loans 30 to 89 days delinquent	$ 20,581	$ 23,270	$ 23,775
Loans 90 or more days delinquent or in foreclosure	18,479	19,450	21,643
Nonaccrual loans less than 90 days delinquent[1]	7,920	12,374	4,201
Total non-performing loans	26,399	31,824	25,844
OREO	5,499	8,047	9,913
Total non-performing assets	31,898	39,871	35,757
ACL balance	9,239	11,100	11,777
Non-performing loans to total loans	0.46 %	0.57 %	0.50 %
Non-performing assets to total assets	0.35 %	0.43 %	0.38 %
ACL as a percentage of total loans	0.16 %	0.20 %	0.23 %
ACL as a percentage of total non-performing loans	35.00 %	34.88 %	45.57 %

(1) Represents loans required to be reported as nonaccrual by the OCC regardless of delinquency status. At June 30, 2013, September 30, 2012, and June 30, 2012, this amount was comprised of $1.1 million, $1.2 million, and $604 thousand, respectively, of loans that were 30 to 89 days delinquent and are reported as such, and $6.8 million, $11.2 million, and $3.6 million, respectively, of loans that were current.

Total liabilities increased $43.4 million, from $7.57 billion at September 30, 2012, to $7.62 billion at June 30, 2013 due primarily to an $81.2 million increase in FHLB borrowings and a $77.8 million increase in deposits, partially offset by the maturity of $75.0 million of repurchase agreements between period ends. The matured repurchase agreements were replaced by FHLB borrowings. The increase in the deposit portfolio was due primarily to a $58.0 million increase in the checking portfolio, a $28.7 million increase in the money market portfolio, and a $21.2 million increase in the savings portfolio, partially offset by a $30.1 million decrease in the certificate of deposit portfolio. The decrease in the certificate of deposit portfolio was due to retail deposits, partially offset by an increase in wholesale deposits, specifically public unit deposits. The decrease in the retail certificate of deposit portfolio was due primarily to certificates with terms of 30 months or less, while the balance of certificates with terms 36 to 60 months increased.

Stockholders' equity decreased $182.0 million, from $1.81 billion at September 30, 2012 to $1.62 billion at June 30, 2013. The decrease was due primarily to the payment of $136.1 million of dividends and the repurchase of $89.4 million of stock, partially offset by net income of $53.3 million. Additionally, accumulated other comprehensive income ("AOCI") decreased $16.9 million from September 30, 2012 to June 30, 2013 due to a decrease in unrealized gains on available-for-sale ("AFS") securities as a result of the recent increase in market yields. The $136.1 million of dividends paid during the current nine month period consisted of a $0.52 per share, or $76.5 million, True Blue® dividend, an $0.18 per share, or $26.6 million, special year-end dividend related to fiscal year 2012 earnings per the Company's dividend policy, and three regular quarterly dividends of $0.075 per share each quarter, totaling $0.225 per share, or $33.0 million. On July 17, 2013, the Company declared a regular quarterly cash dividend of $0.075 per share, or approximately $10.7 million, payable on August 16, 2013 to stockholders of record as of the close of business on August 2, 2013. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, the Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, and the amount of cash at the holding company. At June 30, 2013, Capitol Federal Financial, Inc., at the holding company level, had $195.6 million on deposit at the Bank.

In December 2011, the Company announced that its Board of Directors approved the repurchase of up to $193.0 million of the Company's common stock. The Company began repurchasing common stock during the second quarter of fiscal year 2012 and completed the plan during the second quarter of fiscal year 2013, having repurchased 16,360,654 shares at an average price of $11.80 per share. In November 2012, the Company announced its Board of Directors approved a new $175.0 million stock repurchase program, which has no expiration date, to commence upon the completion of the aforementioned $193.0 million repurchase plan. As of June 30, 2013, 3,826,644 shares had been repurchased under the new plan at an average price of $11.85 per share, at a total cost of $45.4 million. There were no shares repurchased subsequent to June 30, 2013 through the date of this release.

The following table presents the balance of stockholders' equity and related information as of the dates presented.

	June 30, 2013	September 30, 2012	June 30, 2012
	(Dollars in thousands)		
Stockholders' equity	$ 1,624,502	$ 1,806,458	$ 1,832,858
Equity to total assets at end of period	17.6 %	19.3 %	19.5 %

The following table presents a reconciliation of total and net shares outstanding as of June 30, 2013.

Total shares outstanding	147,841,368
Less unallocated ESOP shares and unvested restricted stock	(4,988,855)
Net shares outstanding	142,852,513

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS (Unaudited)
(Dollars in thousands)

	June 30, 2013	September 30, 2012
ASSETS:		
Cash and cash equivalents (includes interest-earning deposits of $117,411 and $127,544)	$ 131,287	$ 141,705
Securities:		
AFS at estimated fair value (amortized cost of $1,155,363 and $1,367,925)	1,167,043	1,406,844
Held-to-maturity at amortized cost (estimated fair value of $1,841,851 and $1,969,899)	1,819,895	1,887,947
Loans receivable, net (of ACL of $9,239 and $11,100)	5,792,620	5,608,083
BOLI	59,133	58,012
Capital stock of FHLB, at cost	134,222	132,971
Accrued interest receivable	24,426	26,092
Premises and equipment, net	64,946	57,766
OREO	5,499	8,047
Other assets	40,693	50,837
TOTAL ASSETS	$ 9,239,764	$ 9,378,304
LIABILITIES:		
Deposits	$ 4,628,436	$ 4,550,643
Borrowings from FHLB, net	2,611,480	2,530,322
Repurchase agreements	290,000	365,000
Advance payments by borrowers for taxes and insurance	34,332	55,642
Income taxes payable	347	918
Deferred income tax liabilities, net	19,053	25,042
Accounts payable and accrued expenses	31,614	44,279
Total liabilities	7,615,262	7,571,846
STOCKHOLDERS' EQUITY:		
Preferred stock ($0.01 par value) 100,000,000 shares authorized; no shares issued or outstanding	--	--
Common stock ($0.01 par value) 1,400,000,000 shares authorized; 147,841,368 and 155,379,739 shares issued and outstanding as of June 30, 2013 and September 30, 2012, respectively	1,478	1,554
Additional paid-in capital	1,234,265	1,292,122
Unearned compensation, ESOP	(45,346)	(47,575)
Retained earnings	426,840	536,150
AOCI, net of tax	7,265	24,207
Total stockholders' equity	1,624,502	1,806,458
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,239,764	$ 9,378,304

Consistent with our goal to operate a sound and profitable financial institution, we actively seek to maintain a "well-capitalized" status for the Bank in accordance with regulatory standards. As of June 30, 2013, the Bank exceeded all regulatory capital requirements. The following table presents the Bank's regulatory capital ratios at June 30, 2013 based upon regulatory guidelines.

	Bank Ratios	Regulatory Requirement For "Well-Capitalized" Status
Tier 1 leverage ratio	14.7%	5.0%
Tier 1 risk-based capital	36.0%	6.0%
Total risk-based capital	36.3%	10.0%

A reconciliation of the Bank's equity under accounting principles generally accepted in the United States of America ("GAAP") to regulatory capital amounts as of June 30, 2013 is as follows (dollars in thousands):

Total Bank equity as reported under GAAP	$ 1,370,125
Unrealized gains on AFS securities	(7,265)
Other	(51)
Total Tier 1 capital	1,362,809
ACL	9,239
Total risk-based capital	$ 1,372,048

Capitol Federal Financial, Inc. is the holding company for the Bank. The Bank has 46 branch locations in Kansas and Missouri. The Bank is one of the largest residential lenders in the State of Kansas. News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in documents filed or furnished by Capitol Federal Financial, Inc. with the SEC. Actual results may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this release. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer and Treasurer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com

SUPPLEMENTAL FINANCIAL INFORMATION

Loan Portfolio

The following table presents information related to the composition of our loan portfolio in terms of dollar amounts and percentages (before deductions for undisbursed loan funds, unearned loan fees and deferred costs, and ACL) as of the dates indicated. The average rate of the portfolio decreased 29 basis points from September 30, 2012 and 51 basis points from June 30, 2012, to 3.86% at June 30, 2013. The decrease in the average rates from September 30, 2012 and June 30, 2012 was due primarily to the endorsement and refinance of loans at current market rates, as well as to the origination and purchase of loans between periods with rates less than the average rate of the existing portfolio.

	June 30, 2013			September 30, 2012			June 30, 2012		
	Amount	Average Rate	% of Total	Amount	Average Rate	% of Total	Amount	Average Rate	% of Total
				(Dollars in thousands)					
Real Estate Loans:									
One- to four-family	$ 5,587,622	3.82 %	95.7 %	$ 5,392,429	4.10 %	95.5 %	$ 4,995,840	4.32 %	95.0 %
Multi-family and commercial	37,834	5.71	0.6	48,623	5.64	0.9	49,755	6.11	1.0
Construction	73,746	3.81	1.3	52,254	4.08	0.9	52,163	4.14	1.0
Total real estate loans	5,699,202	3.83	97.6	5,493,306	4.11	97.3	5,097,758	4.34	97.0
Consumer Loans:									
Home equity	134,919	5.31	2.3	149,321	5.42	2.6	152,301	5.43	2.9
Other	5,740	4.50	0.1	6,529	4.77	0.1	6,744	4.76	0.1
Total consumer loans	140,659	5.28	2.4	155,850	5.39	2.7	159,045	5.40	3.0
Total loans receivable	5,839,861	3.86 %	100.0 %	5,649,156	4.15 %	100.0 %	5,256,803	4.37 %	100.0 %
Less:									
Undisbursed loan funds	34,675			22,874			25,451		
ACL	9,239			11,100			11,777		
Discounts/unearned loan fees	22,282			21,468			21,246		
Premiums/deferred costs	(18,955)			(14,369)			(11,661)		
Total loans receivable, net	$ 5,792,620			$ 5,608,083			$ 5,209,990		

15

The following table presents the balance, percentage of total one- to four-family loans, weighted average credit score, loan-to-value ("LTV") ratio, and the average balance per loan for our portfolio of one- to four-family loans at the dates presented. Credit scores are updated at least semiannually, with the last update in March 2013, and obtained from a nationally recognized consumer rating agency. The LTV ratios were based on the current loan balance and either the lesser of the purchase price or original appraisal, or the most recent bank appraisal or broker price opinion. In most cases, the most recent appraisal was obtained at the time of origination.

| | June 30, 2013 | | | | | September 30, 2012 | | | | | June 30, 2012 | | | | |
	Balance	% of Total	Credit Score	LTV	Average Balance	Balance	% of Total	Credit Score	LTV	Average Balance	Balance	% of Total	Credit Score	LTV	Average Balance
						(Dollars in thousands)									
Originated	$ 4,014,857	71.8 %	763	65 %	$ 126	$ 4,032,581	74.8 %	763	65 %	$ 124	$ 4,027,991	80.6 %	764	65 %	$ 124
Correspondent purchased	887,462	15.9	762	66	345	575,502	10.7	761	65	326	492,401	9.9	761	64	317
Bulk purchased	685,303	12.3	748	67	317	784,346	14.5	749	67	316	475,448	9.5	739	58	245
	$ 5,587,622	100.0 %	761	65 %	$ 152	$ 5,392,429	100.0 %	761	65 %	$ 147	$ 4,995,840	100.0 %	761	64 %	$ 139

The following tables summarize the activity in the loan portfolio for the periods indicated, excluding changes in loans in process, deferred fees, and ACL. Loans that were paid-off as a result of refinances are included in repayments. Purchased loans include purchases from correspondent and nationwide lenders. Loan endorsements are not included in the activity in the following table because a new loan is not generated at the time of the endorsement. The endorsed balance and rate are, however, included in the ending loan portfolio balance and rate. During the current quarter, the Bank endorsed $95.0 million of one- to four-family loans, reducing the average rate on those loans by 116 basis points.

| | For the Three Months Ended | | | | | | | |
| | June 30, 2013 | | March 31, 2013 | | December 31, 2012 | | September 30, 2012 | |
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
					(Dollars in thousands)			
Beginning balance	$ 5,763,055	3.94 %	$ 5,687,893	4.04 %	$ 5,649,156	4.15 %	$ 5,256,803	4.37 %
Originated and refinanced:								
Fixed	182,177	3.35	179,828	3.26	209,873	3.26	220,934	3.51
Adjustable	31,713	3.87	22,676	3.94	39,964	3.58	50,533	3.50
Purchased and participations:								
Fixed	132,391	3.36	119,334	3.22	88,763	3.45	90,939	3.62
Adjustable	23,499	2.77	19,145	2.64	21,434	2.70	360,463	2.49
Repayments	(292,110)		(262,865)		(318,332)		(327,972)	
Principal charge-offs, net	(33)		(405)		(856)		(677)	
Other[1]	(831)		(2,551)		(2,109)		(1,867)	
Ending balance	$ 5,839,861	3.86 %	$ 5,763,055	3.94 %	$ 5,687,893	4.04 %	$ 5,649,156	4.15 %

	For the Nine Months Ended				
	June 30, 2013		June 30, 2012		
	Amount	Rate	Amount	Rate	
	(Dollars in thousands)				
Beginning balance	$ 5,649,156	4.15 %	$ 5,195,876	4.69 %
Originated and refinanced:				
Fixed	571,878	3.29	471,217	3.78
Adjustable	94,353	3.76	141,262	3.63
Purchased and participations:				
Fixed	340,488	3.33	110,532	4.07
Adjustable	64,078	2.71	82,354	3.52
Repayments	(873,307)		(732,352)	
Principal charge-offs, net	(1,294)		(5,335)	
Other[1]	(5,491)		(6,751)	
Ending balance	$ 5,839,861	3.86 %	$ 5,256,803	4.37 %

(1) "Other" consists of transfers to OREO, endorsement fees advanced and changes in commitments.

Loan Originations

The following table presents loan origination, refinance, and purchase activity for the periods indicated, excluding endorsement activity. Loan originations, purchases and refinances are reported together. The fixed-rate one- to four-family loans less than or equal to 15 years have an original maturity at origination of less than or equal to 15 years, while fixed-rate one- to four-family loans greater than 15 years have an original maturity at origination of greater than 15 years. The adjustable-rate one- to four-family loans less than or equal to 36 months have a term to first reset of less than or equal to 36 months at origination and adjustable-rate one- to four-family loans greater than 36 months have a term to first reset of greater than 36 months at origination.

	For the Three Months Ended June 30, 2013			For the Nine Months Ended June 30, 2013		
	Amount	Rate	% of Total	Amount	Rate	% of Total
	(Dollars in thousands)					
Fixed-Rate:						
One- to four-family:						
<= 15 years	$ 85,584	2.84 %	23.2 %	$ 303,647	2.81 %	28.4 %
> 15 years	227,875	3.53	61.6	601,785	3.53	56.2
Multi-family and commercial real estate	--	--	--	4,347	5.09	0.4
Home equity	823	6.01	0.2	1,821	6.04	0.2
Other	286	9.26	0.1	766	8.83	0.1
Total fixed-rate	314,568	3.36	85.1	912,366	3.31	85.3
Adjustable-Rate:						
One- to four-family:						
<= 36 months	1,874	2.14	0.5	4,612	2.20	0.4
> 36 months	29,995	2.70	8.1	98,450	2.69	9.2
Multi-family and commercial real estate	4,770	3.40	1.3	4,770	3.40	0.4
Home equity	18,211	4.71	4.9	49,486	4.74	4.6
Other	362	3.02	0.1	1,113	3.06	0.1
Total adjustable-rate	55,212	3.41	14.9	158,431	3.34	14.7
Total originated, refinanced and purchased	$ 369,780	3.36 %	100.0 %	$ 1,070,797	3.31 %	100.0 %
Purchased and participation loans included above:						
Fixed-Rate:						
Correspondent - one- to four-family	$ 132,391	3.36 %		$ 336,638	3.32 %	
Participations - commercial real estate	--	--		3,850	5.00	
Total fixed-rate purchased/participations	132,391	3.36		340,488	3.33	
Adjustable-Rate:						
Correspondent - one- to four-family	18,729	2.62		59,308	2.65	
Participations - commercial real estate	4,770	3.40		4,770	3.40	
Total adjustable-rate purchased/participations	23,499	2.77		64,078	2.71	
Total purchased/participation loans	$ 155,890	3.27 %		$ 404,566	3.24 %	

The following table presents originated, refinanced, and correspondent activity in our one- to four-family loan portfolio, excluding endorsement activity, for the periods indicated.

	For the Three Months Ended June 30, 2013			For the Nine Months Ended June 30, 2013		
	Amount	LTV	Credit Score	Amount	LTV	Credit Score
	(Dollars in thousands)					
Originated	$ 137,297	78 %	764	$ 361,389	76 %	764
Refinanced by Bank customers	56,911	67	767	251,159	67	767
Correspondent purchased	151,120	71	764	395,946	70	766
	$ 345,328	73 %	765	$ 1,008,494	72 %	765

The following table presents one- to four-family loan originations, which includes correspondent purchases, for the top 12 states based on year-to-date volume, excluding endorsement activity, for the periods indicated.

	For the Three Months Ended June 30, 2013			For the Nine Months Ended June 30, 2013		
State	Amount	% of Total	Rate	Amount	% of Total	Rate
	(Dollars in thousands)					
Kansas	$ 182,255	52.8 %	3.28 %	$ 576,766	57.2 %	3.23 %
Missouri	75,559	21.9	3.24	238,656	23.7	3.18
Texas	34,048	9.9	3.31	78,105	7.8	3.28
Tennessee	20,507	5.9	3.32	36,272	3.6	3.28
Oklahoma	9,548	2.8	3.39	28,133	2.8	3.29
Alabama	11,129	3.2	3.26	21,616	2.1	3.14
North Carolina	3,326	1.0	3.49	7,060	0.7	3.36
Nebraska	1,510	0.4	3.63	4,491	0.4	3.57
Colorado	1,488	0.4	3.41	3,874	0.4	3.23
Arkansas	759	0.2	3.75	3,097	0.3	3.65
Massachusetts	1,530	0.4	2.78	2,603	0.3	2.90
Maine	544	0.2	3.82	2,320	0.2	3.22
Other states	3,125	0.9	3.04	5,501	0.5	3.11
	$ 345,328	100.0 %	3.28 %	$ 1,008,494	100.0 %	3.22 %

The following tables present the annualized prepayment speeds of our one- to four-family loan portfolio, including construction and non-performing loans, for the periods indicated. For additional discussion regarding prepayment information, see "Average Rates and Lives". The terms presented in the tables below represent the contractual terms for our fixed-rate loans, and current terms to repricing for our adjustable-rate loans. Loan refinances are considered a prepayment and are included in the prepayment speeds presented below. The annualized prepayment speeds are presented with and without endorsements.

		June 30, 2013		
			Prepayment Speed (annualized)	
Term	Principal Balance	Including Endorsements	Excluding Endorsements
	(Dollars in thousands)		
Fixed-rate one-to four-family loans:			
15 years or less	$ 1,140,826	19.9 %	15.6 %
More than 15 years	3,374,276	23.3	14.1
	4,515,102	22.5	14.5
Adjustable-rate one-to four-family loans:			
36 months or less	832,300	20.5	18.5
More than 36 months	295,013	17.9	15.0
	1,127,313	19.8	17.6
Total one-to four-family loans	$ 5,642,415	21.9 %	15.1 %

		March 31, 2013		
			Prepayment Speed (annualized)	
Term	Principal Balance	Including Endorsements	Excluding Endorsements
	(Dollars in thousands)		
Fixed-rate one-to four-family loans:			
15 years or less	$ 1,125,362	21.3 %	14.9 %
More than 15 years	3,280,487	24.8	12.7
	4,405,849	23.9	13.3
Adjustable-rate one-to four-family loans:			
36 months or less	860,268	14.5	12.4
More than 36 months	293,121	20.2	17.4
	1,153,389	16.0	13.7
Total one-to four-family loans	$ 5,559,238	22.2 %	13.3 %

Asset Quality

The following tables present loans 30 to 89 days delinquent, non-performing loans, and OREO at the dates indicated. Non-performing loans are loans that are 90 or more days delinquent or in foreclosure or nonaccrual loans less than 90 days delinquent, but are required to be reported as nonaccrual pursuant to OCC Call Report requirements.

	Loans Delinquent for 30 to 89 Days at:							
	June 30, 2013		March 31, 2013		September 30, 2012		June 30, 2012	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)							
One- to four-family:								
Originated	137	$ 12,838	124	$ 13,718	142	$ 14,178	131	$ 13,060
Correspondent purchased	4	704	5	1,054	3	770	7	1,598
Bulk purchased	28	6,012	42	9,190	39	7,695	37	8,463
Consumer Loans:								
Home equity	40	869	40	719	28	521	31	526
Other	13	158	14	104	16	106	13	128
	222	$ 20,581	225	$ 24,785	228	$ 23,270	219	$ 23,775
30 to 89 days delinquent loans to total loans receivable, net		0.36 %		0.43 %		0.41 %		0.46 %

Non-Performing Loans and OREO at:

	June 30, 2013		March 31, 2013		September 30, 2012		June 30, 2012	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
				(Dollars in thousands)				
Loans 90 or More Days Delinquent or in Foreclosure:								
One- to four-family:								
Originated	91	$ 8,017	85	$ 7,687	86	$ 7,885	92	$ 8,998
Correspondent purchased	4	609	4	642	5	722	2	328
Bulk purchased	37	9,535	40	9,408	43	10,447	47	11,792
Consumer Loans:								
Home equity	21	295	22	393	19	369	21	505
Other	7	23	5	26	4	27	5	20
	160	18,479	156	18,156	157	19,450	167	21,643
Nonaccrual loans less than 90 Days Delinquent:[1]								
One- to four-family:								
Originated	62	7,578	61	6,893	77	8,815	26	3,744
Correspondent purchased	--	--	1	433	4	686	2	457
Bulk purchased	2	168	4	711	10	2,405	--	--
Consumer Loans:								
Home equity	8	174	7	150	22	456	--	--
Other	--	--	--	--	1	12	--	--
	72	7,920	73	8,187	114	12,374	28	4,201
Total non-performing loans	232	26,399	229	26,343	271	31,824	195	25,844
Non-performing loans as a percentage of total loans[2]		0.46 %		0.46 %		0.57 %		0.50 %
OREO:								
One- to four-family:								
Originated[3]	34	3,283	51	4,219	59	5,374	69	6,452
Correspondent purchased	3	269	2	173	1	92	5	1,045
Bulk purchased	4	581	5	830	6	1,172	5	1,007
Consumer Loans:								
Home equity	3	66	4	60	1	9	1	9
Other[4]	1	1,300	1	1,400	1	1,400	1	1,400
	45	5,499	63	6,682	68	8,047	81	9,913
Total non-performing assets	277	$ 31,898	292	$ 33,025	339	$ 39,871	276	$ 35,757
Non-performing assets as a percentage of total assets		0.35 %		0.35 %		0.43 %		0.38 %

(1) Represents loans required to be reported as nonaccrual by the OCC regardless of delinquency status. At June 30, 2013, March 31, 2013, September 30, 2012, and June 30, 2012, this amount was comprised of $1.1 million, $975 thousand, $1.2 million, and $604 thousand, respectively, of loans that were 30 to 89 days delinquent and are reported as such, and $6.8 million, $7.2 million, $11.2 million, and $3.6 million, respectively, of loans that were current.

(2) Excluding loans required to be reported as nonaccrual by the OCC regardless of delinquency status, non-performing loans as a percentage of total loans were 0.32%, 0.32%, 0.35%, and 0.42% at June 30, 2013, March 31, 2013, September 30, 2012, and June 30, 2012, respectively.

(3) Real estate-related consumer loans where we also hold the first mortgage are included in the one- to four-family category as the underlying collateral is one- to four-family property.

(4) Other represents a single property the Bank purchased for a potential branch site but now intends to sell.

The following table presents the activity for the ACL and related ratios at the dates and for the periods indicated. Of the $1.3 million of net charge-offs during the nine months ended June 30, 2013, $378 thousand were due to loans that were discharged in a prior fiscal year under Chapter 7 bankruptcy that must be, in accordance with OCC regulations, evaluated for collateral value loss, even if they are current. In January 2012, management implemented a loan charge-off policy as OCC Call Report requirements do not permit the use of SVAs, which the Bank was previously utilizing for potential loan losses, as permitted by the Bank's previous regulator. As a result of the implementation of the charge-off policy, $3.5 million of SVAs were charged-off during the March 31, 2012 quarter and are reflected in the nine months ended June 30, 2012 activity below. These charge-offs did not impact the provision for credit losses, and therefore had no additional income statement impact as the amounts were expensed in previous periods.

	For the Three Months Ended June 30,		For the Nine Months Ended June 30,	
	2013	2012	2013	2012
	(Dollars in thousands)			
Balance at beginning of period	$ 10,072	$ 12,559	$ 11,100	$ 15,465
Charge-offs:				
One- to four-family loans - originated	60	219	550	725
One- to four-family loans - correspondent purchased	--	8	13	89
One- to four-family loans - bulk purchased	--	498	685	4,652
Multi-family and commercial loans	--	--	--	--
Construction	--	--	--	--
Home equity	111	60	239	246
Other consumer loans	--	5	7	24
Total charge-offs	171	790	1,494	5,736
Recoveries:				
One- to four-family loans - originated	13	--	13	--
One- to four-family loans - correspondent purchased	--	--	--	--
One- to four-family loans - bulk purchased	118	6	160	6
Multi-family and commercial loans	--	--	--	--
Construction	--	--	--	--
Home equity	7	2	26	2
Other consumer loans	--	--	1	--
Recoveries	138	8	200	8
Net charge-offs	33	782	1,294	5,728
Provision for credit losses	(800)	--	(567)	2,040
Balance at end of period	$ 9,239	$ 11,777	$ 9,239	$ 11,777
Ratio of net charge-offs during the period to average loans outstanding during the period	-- %	0.01 %	0.02 %	0.11 %
Ratio of net charge-offs during the period to average non-performing assets	0.10	2.01	3.61	15.57
ACL to non-performing loans at end of period	35.00	45.57		
ACL to loans receivable, net at end of period	0.16	0.23		
ACL to net charge-offs (annualized)			5.4x	1.5x[1]

(1) Excluding the $3.5 million of SVAs that were charged off during the March 31, 2012 quarter as a result of the implementation of the charge-off policy, ACL to net charge-offs (annualized) would have been 4.0x for the nine month period ended June 30, 2012.

Securities Portfolio

The following table presents the distribution of our MBS and investment securities portfolios, at amortized cost, at the dates indicated. The majority of the MBS and investment portfolios are composed of securities issued by U.S. government sponsored enterprises ("GSEs"). Included in the $907.4 million of fixed-rate GSE debentures at September 30, 2012 was $60.0 million of securities held at the holding company level. The holding company's securities matured during the December 31, 2012 quarter. Overall, fixed-rate securities comprised 79% of these portfolios at June 30, 2013. The weighted average life ("WAL") is the estimated remaining maturity (in years) after three-month historical prepayment speeds and projected call option assumptions have been applied. Yields on tax-exempt securities are not calculated on a fully taxable equivalent basis.

| | June 30, 2013 | | | March 31, 2013 | | | September 30, 2012 | | |
	Balance	Yield	WAL	Balance	Yield	WAL	Balance	Yield	WAL
				(Dollars in thousands)					
Fixed-rate securities:									
MBS	$ 1,527,402	2.40 %	3.2	$ 1,650,657	2.41 %	3.1	$ 1,505,480	2.85 %	3.1
GSE debentures	774,171	1.05	3.2	794,920	1.05	2.3	907,386	1.14	0.8
Municipal bonds	40,476	2.92	1.6	41,134	2.90	1.8	47,769	2.94	2.0
Total fixed-rate securities	2,342,049	1.96	3.2	2,486,711	1.98	2.8	2,460,635	2.22	2.2
Adjustable-rate securities:									
MBS	630,602	2.37	4.5	681,095	2.55	4.9	792,325	2.65	5.8
Trust preferred securities	2,607	1.53	24.0	2,830	1.54	24.2	2,912	1.65	24.7
Total adjustable-rate securities	633,209	2.37	4.6	683,925	2.55	5.0	795,237	2.64	5.9
Total securities portfolio	$ 2,975,258	2.05 %	3.5	$ 3,170,636	2.11 %	3.3	$ 3,255,872	2.33 %	3.1

MBS: The following tables provide a summary of the activity in our portfolio of MBS for the periods presented. The yields and WALs for purchases are presented as recorded at the time of purchase. The yields for the beginning balances are as of the last day of the period previous to the period presented and the yields for the ending balances are as of the last day of the period presented and are generally derived from recent prepayment activity on the securities in the portfolio as of the dates presented. The beginning and ending WAL is the estimated remaining maturity (in years) after three-month historical prepayment speeds have been applied. MBS purchased during the nine months ended June 30, 2013 were generally comprised of loans with contractual terms-to-maturity of 15 years or less to help mitigate exposure to rising interest rates. The net balance of premiums/(discounts) on our portfolio of MBS was $21.5 million at June 30, 2013.

For the Three Months Ended
(Dollars in thousands)

	June 30, 2013			March 31, 2013			December 31, 2012			September 30, 2012		
	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL
Beginning balance - carrying value	$ 2,358,095	2.45 %	3.6	$ 2,324,187	2.61 %	3.7	$ 2,332,942	2.78 %	4.0	$ 2,510,659	2.86 %	4.6
Maturities and repayments	(171,699)			(187,308)			(194,769)			(175,776)		
Net amortization of premiums/(discounts)	(2,049)			(2,124)			(2,124)			(1,875)		
Purchases:												
Fixed	--	--	--	227,310	1.24	4.0	192,962	1.23	3.9	--	--	--
Change in valuation on AFS securities	(4,808)			(3,970)			(4,824)			(66)		
Ending balance - carrying value	$ 2,179,539	2.39 %	3.6	$ 2,358,095	2.45 %	3.6	$ 2,324,187	2.61 %	3.7	$ 2,332,942	2.78 %	4.0

For the Nine Months Ended
(Dollars in thousands)

	June 30, 2013			June 30, 2012		
	Amount	Yield	WAL	Amount	Yield	WAL
Beginning balance - carrying value	$ 2,332,942	2.78 %	4.0	$ 2,412,076	3.26 %	5.3
Maturities and repayments	(553,776)			(447,421)		
Net amortization of premiums/(discounts)	(6,297)			(4,682)		
Purchases:						
Fixed	420,272	1.24	3.9	481,489	1.93	4.4
Adjustable	--	--	--	75,754	1.84	5.7
Change in valuation on AFS securities	(13,602)			(6,557)		
Ending balance - carrying value	$ 2,179,539	2.39 %	3.6	$ 2,510,659	2.86 %	4.6

Investment Securities: The following tables provide a summary of the activity of investment securities for the periods presented. The yields and WALs for purchases are presented as recorded at the time of purchase. The yields for the beginning balances are as of the last day of the period previous to the period presented and the yields for the ending balances are as of the last day of the period presented. The beginning and ending WALs represent the estimated remaining maturity (in years) of the securities after projected call dates have been considered, based upon market rates at each date presented. Of the $408.7 million of fixed-rate investment securities purchased during the nine months ended June 30, 2013, $408.5 million are callable.

For the Three Months Ended

	June 30, 2013			March 31, 2013			December 31, 2012			September 30, 2012		
	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)											
Beginning balance - carrying value	$ 841,127	1.14 %	2.3	$ 837,433	1.20 %	1.7	$ 961,849	1.23 %	1.0	$ 1,195,589	1.23 %	0.9
Maturities and calls	(50,864)			(171,009)			(327,323)			(309,012)		
Net amortization of premiums/(discounts)	(76)			(97)			(170)			(331)		
Purchases:												
Fixed	29,310	1.48	4.8	175,045	0.91	2.5	204,371	1.01	1.4	75,190	0.80	2.2
Change in valuation of AFS securities	(12,098)			(245)			(1,294)			413		
Ending balance - carrying value	$ 807,399	1.14 %	3.2	$ 841,127	1.14 %	2.3	$ 837,433	1.20 %	1.7	$ 961,849	1.23 %	1.0

For the Nine Months Ended

	June 30, 2013			June 30, 2012		
	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)					
Beginning balance - carrying value	$ 961,849	1.23 %	1.0	$ 1,444,480	1.17 %	1.0
Maturities and calls	(549,196)			(865,447)		
Net amortization of premiums/(discounts)	(343)			(1,774)		
Purchases:						
Fixed	408,726	1.00	2.1	616,111	1.13	2.8
Change in valuation of AFS securities	(13,637)			2,219		
Ending balance - carrying value	$ 807,399	1.14 %	3.2	$ 1,195,589	1.23 %	0.9

26

Deposit Portfolio

The following table presents the amount, average rate and percentage of total deposits for checking, savings, money market, retail certificates of deposit, and public units/brokered deposits at the dates presented.

	June 30, 2013			March 31, 2013			September 30, 2012		
	Amount	Average Rate	% of Total	Amount	Average Rate	% of Total	Amount	Average Rate	% of Total
	(Dollars in thousands)								
Checking	$ 664,455	0.04 %	14.4 %	$ 688,354	0.04 %	14.7 %	$ 606,504	0.04 %	13.3 %
Savings	282,168	0.10	6.1	281,219	0.10	6.0	260,933	0.11	5.8
Money market	1,139,687	0.19	24.6	1,156,404	0.19	24.6	1,110,962	0.25	24.4
Retail certificates of deposit	2,241,774	1.34	48.4	2,287,360	1.40	48.7	2,295,941	1.49	50.4
Public units/brokered deposits	300,352	0.79	6.5	280,236	0.96	6.0	276,303	0.98	6.1
	$ 4,628,436	0.76 %	100.0 %	$ 4,693,573	0.80 %	100.0 %	$ 4,550,643	0.89 %	100.0 %

As of June 30, 2013, certificates of deposit were scheduled to mature as follows:

	Amount Due					
		More than	More than		Total	
	1 year	1 year to	2 years to	More than		
Rate range	or less	2 years	3 years	3 years	Amount	Rate
	(Dollars in thousands)					
0.00 – 0.99%	$ 843,409	$ 217,069	$ 44,838	$ 25,623	$1,130,939	0.49 %
1.00 – 1.99%	93,303	239,316	220,060	258,114	810,793	1.41
2.00 – 2.99%	203,827	259,529	95,764	9,372	568,492	2.53
3.00 – 3.99%	11,804	18,738	121	402	31,065	3.13
4.00 – 4.99%	464	207	166	--	837	4.40
	$ 1,152,807	$ 734,859	$ 360,949	$ 293,511	$2,542,126	1.27 %
Percent of total	45.3 %	28.9 %	14.2 %	11.6 %		
Weighted average rate	0.93	1.57	1.60	1.48		
Weighted average maturity (in years)	0.4	1.5	2.5	3.8	1.4	
Weighted average maturity for the retail certificate of deposit portfolio (in years)					1.5	

Borrowings

The following table presents the maturity of FHLB advances, at par, and repurchase agreements as of June 30, 2013.

Maturity by Fiscal year	FHLB Advances Amount	Repurchase Agreements Amount	Weighted Average Contractual Rate	Weighted Average Effective Rate[1]
	(Dollars in thousands)			
2013	$ --	$ 70,000	4.23 %	4.23 %
2014	450,000	100,000	3.33	3.95
2015	600,000	20,000	1.73	1.95
2016	575,000	--	2.29	2.91
2017	500,000	--	2.69	2.72
2018	200,000	100,000	2.90	2.90
2019	100,000	--	1.29	1.29
2020	100,000	--	1.61	1.61
	$ 2,525,000	$ 290,000	2.50 %	2.80 %

(1) The effective rate includes the net impact of the amortization of deferred prepayment penalties resulting from the prepayment of certain FHLB advances and deferred gains related to terminated interest rate swaps.

The following table presents the maturity and weighted average repricing rate, which is also the weighted average effective rate, of borrowings and certificates of deposit, split between retail and public unit/brokered deposit amounts, for the next four quarters as of June 30, 2013. Not included in the table below is $100.0 million of borrowings outstanding on the FHLB line of credit at June 30, 2013, as management evaluated borrowing options and related strategies. The rate on the FHLB line of credit was 0.18% at June 30, 2013. In late July 2013, the $100.0 million FHLB line of credit was replaced with a $100.0 million repurchase agreement with a term of 84 months at a rate of 2.53%.

Maturity by Quarter End	Borrowings Amount	Weighted Average Repricing Rate	Retail Certificate Amount	Weighted Average Repricing Rate	Public Unit/ Brokered Deposit Amount	Weighted Average Repricing Rate	Total	Weighted Average Repricing Rate
				(Dollars in thousands)				
September 30, 2013	$ 70,000	4.23 %	$ 325,695	1.17 %	$ 102,661	0.13 %	$ 498,356	1.39 %
December 31, 2013	150,000	3.16	217,823	0.86	33,174	0.30	400,997	1.67
March 31, 2014	200,000	5.01	212,028	1.07	11,510	0.25	423,538	2.91
June 30, 2014	100,000	2.80	218,102	0.92	31,814	1.69	349,916	1.53
	$ 520,000	3.94 %	$ 973,648	1.02 %	$ 179,159	0.45 %	$ 1,672,807	1.87 %

The following tables present FHLB advance activity, at par, and repurchase agreement activity for the periods shown. Line of credit activity is excluded from the following table due to the short-term nature of the borrowings. The effective rate includes the net impact of the amortization of deferred prepayment penalties resulting from the prepayment of certain FHLB advances and deferred gains related to interest rate swaps previously terminated. Rates on new borrowings are fixed-rate. The weighted average maturity ("WAM") is the remaining weighted average contractual term in years. The beginning and ending WAMs represent the remaining maturity at each date presented. For new borrowings, the WAMs presented are as of the date of issue. In late July 2013, the $100.0 million FHLB line of credit was replaced with a $100.0 million repurchase agreement with a term of 84 months at a rate of 2.53%, and $45.0 million of repurchase agreements, at rate of 4.31%, matured and were not replaced. Following the preceding activity, the effective rate on our FHLB advances was 2.67% and the effective rate on our repurchase agreements was 3.47%, for a blended effective rate of 2.76%.

For the Three Months Ended

	June 30, 2013			March 31, 2013			December 31, 2012			September 30, 2012		
		Effective			Effective			Effective			Effective	
	Amount	Rate	WAM	Amount	Rate	WAM	Amount	Rate	WAM	Amount	Rate	WAM
							(Dollars in thousands)					
Beginning balance	$ 2,965,000	2.92 %	2.5	$ 2,915,000	2.99 %	2.6	$ 2,915,000	3.13 %	2.7	$ 2,915,000	3.25 %	2.8
Maturities and prepayments:												
FHLB advances	(225,000)	3.86		--	--		(100,000)	4.85		(100,000)	4.27	
Repurchase agreements	(25,000)	3.33		(50,000)	3.48		--	--		--	--	
New borrowings:												
FHLB advances	100,000	1.61	7.0	100,000	1.29	6.0	100,000	0.78	4.0	100,000	0.83	4.0
Ending balance	$ 2,815,000	2.80 %	2.7	$ 2,965,000	2.92 %	2.5	$ 2,915,000	2.99 %	2.6	$ 2,915,000	3.13 %	2.7

For the Nine Months Ended

	June 30, 2013			June 30, 2012		
		Effective			Effective	
	Amount	Rate	WAM	Amount	Rate	WAM
			(Dollars in thousands)			
Beginning principal balance	$ 2,915,000	3.13 %	2.7	$ 2,915,000	3.76 %	3.0
Maturities and prepayments:						
FHLB advances	(325,000)	4.17		(450,000)	3.38	
Repurchase agreements	(75,000)	3.43		(150,000)	4.41	
New borrowings:						
FHLB advances	300,000	1.23	5.7	600,000	1.15	3.2
Ending principal balance	$ 2,815,000	2.80 %	2.7	$ 2,915,000	3.25 %	2.8

Average Rates and Lives

The following table presents the weighted average yields/rates and WALs (in years) for major categories of our assets and liabilities as of the dates presented. Yields presented for investment securities and MBS include the amortization of fees, costs, premiums and discounts which are considered adjustments to the yield. For loans receivable, the stated interest rate is shown, which does not include any adjustments to the yield. The interest rate presented for borrowings is the effective rate, which includes the net impact of the amortization of deferred prepayment penalties resulting from the prepayment of certain FHLB advances and deferred gains related to interest rate swaps previously terminated.

	June 30, 2013			March 31, 2013		
	Amount	Yield/Rate	WAL	Amount	Yield/Rate	WAL
			(Dollars in thousands)			
Investment securities[1]	$ 807,399	1.14 %	3.2	$ 841,127	1.14 %	2.3
MBS[1]	2,179,539	2.39	3.6	2,358,095	2.45	3.6
Loans receivable:[2]						
Fixed-rate one- to four-family:						
<= 15 years	1,140,820	3.59	4.3	1,125,356	3.70	3.5
> 15 years	3,328,375	4.20	7.4	3,237,793	4.29	5.4
All other fixed-rate loans	111,481	5.28	3.8	118,288	5.37	3.3
Total fixed-rate loans	4,580,676	4.07	6.6	4,481,437	4.17	4.8
Adjustable-rate one- to four-family:						
<= 36 months	428,973	2.63	3.9	443,269	2.68	3.7
> 36 months	689,454	3.09	4.0	702,034	3.15	3.2
All other adjustable-rate loans	140,758	4.61	0.4	136,315	4.69	0.3
Total adjustable-rate loans	1,259,185	3.10	3.6	1,281,618	3.15	3.0
Total loans receivable	5,839,861	3.86	5.9	5,763,055	3.94	4.4
Transaction deposits[3]	2,086,310	0.13	6.8	2,125,977	0.13	6.8
Certificates of deposit	2,542,126	1.27	1.4	2,567,596	1.35	1.4
Borrowings[4]	2,815,000	2.80	2.7	2,965,000	2.92	2.5

(1) The WAL of investment securities and MBS is the estimated remaining maturity after projected call option assumptions and three-month historical prepayment speeds have been applied.
(2) The WAL of the loans receivable portfolio is derived from a proprietary interest rate risk model, which takes into account prepayment speeds.
(3) The WAL of transaction (checking, savings, and money market) deposits is derived from a proprietary interest rate risk model and based upon historical analysis of decay rates on deposit accounts.
(4) Amount includes FHLB advances at par value. The $100.0 million of borrowings on the line of credit at June 30, 2013 is excluded from the amount, rate, and WAL figures presented.

At June 30, 2013, the Bank's one-year gap between the amount of interest-earning assets and interest-bearing liabilities projected to reprice was $126.8 million, or 1.4% of total assets, compared to $739.4 million, or 7.9% of total assets, at March 31, 2013 including the $100.0 million FHLB line of credit. In late July 2013, the $100.0 million FHLB line of credit was replaced with a $100.0 million repurchase agreement with a term of 84 months at a rate of 2.53%. If we experience the magnitude of asset repricing as indicated by the one-year gap and interest rates decrease, downward pressure may be placed on our net interest margin. As interest rates rise, the amount of interest-earning assets expected to reprice will likely continue to decrease from estimated levels as borrowers and agency debt issuers will have less economic incentive to modify their cost of borrowings. If interest rates were to increase 200 basis points, as of June 30, 2013, the Bank's one-year gap is projected to be negative $(185.1) million, or (2.0)% of total assets, meaning more liabilities are anticipated to reprice than assets. This compares to a negative one-year gap of $(167.1) million, or (1.8)% of total assets, if interest rates were to increase 200 basis points, as of March 31, 2013. The change in the one-year gap amount in the + 200 basis point scenario between periods is due to a decrease in the amount of assets expected to reprice if rates were to increase 200 basis points. The amount of interest-bearing liabilities expected to reprice in a given period is not typically impacted by changes in interest rates because the Bank's borrowings and certificate of deposit portfolios have contractual maturities and generally cannot be terminated early without a prepayment penalty. The majority of interest-earning assets anticipated to reprice in the coming year are repayments and prepayments on mortgage loans and MBS, both of which include the option to prepay without a fee being paid by the contract holder. As interest rates decrease, borrowers have an economic incentive to refinance or endorse their loans to the lower market interest rates. This was evident by the volume of mortgages that were endorsed or refinanced during fiscal years 2011, 2012, and fiscal year 2013, due to low market interest rates. Any decrease in our net interest margin due to interest-earning assets repricing downward will likely be partially offset by a further decrease in our cost of liabilities. While the ability to lower the Bank's cost of deposits is somewhat limited by the already low cost of this portfolio, the Bank has $520.0 million of borrowings scheduled to mature in the next 12 months with a weighted average effective rate of 3.94%.

Average Balance Sheets

The following tables present the average balances of our assets, liabilities and stockholders' equity and the related annualized yields and rates on our interest-earning assets and interest-bearing liabilities for the periods indicated and the weighted average yield/rate on our interest-earning assets and interest-bearing liabilities at June 30, 2013. Average yields are derived by dividing annualized income by the average balance of the related assets and average rates are derived by dividing annualized expense by the average balance of the related liabilities, for the periods shown. Average outstanding balances are derived from average daily balances. The yields and rates include amortization of fees, costs, premiums and discounts which are considered adjustments to yields/rates. Yields on tax-exempt securities were not calculated on a fully taxable equivalent basis.

| | At June 30, 2013 | For the Nine Months Ended | | | | | |
| | | June 30, 2013 | | | June 30, 2012 | | |
	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
			(Dollars in thousands)				
Assets:							
Interest-earning assets:							
Loans receivable[1]	3.87%	$ 5,691,814	$ 172,030	4.03%	$ 5,215,165	$ 178,007	4.55%
MBS[2]	2.39	2,302,058	43,048	2.49	2,460,912	54,686	2.96
Investment securities[2][3]	1.14	860,295	7,761	1.20	1,292,582	12,535	1.29
Capital stock of FHLB	3.46	132,111	3,384	3.43	128,859	3,313	3.43
Cash and cash equivalents	0.25	61,534	108	0.24	110,519	205	0.25
Total interest-earning assets[1][2]	3.22	9,047,812	226,331	3.34	9,208,037	248,746	3.60
Other noninterest-earning assets		234,427			234,735		
Total assets		$ 9,282,239			$ 9,442,772		
Liabilities and stockholders' equity:							
Interest-bearing liabilities:							
Checking	0.04%	$ 629,436	$ 182	0.04%	$ 562,619	$ 331	0.08%
Savings	0.10	272,339	196	0.10	257,462	331	0.17
Money market	0.19	1,135,356	1,815	0.21	1,091,602	2,675	0.33
Certificates	1.28	2,548,758	26,009	1.36	2,615,323	32,353	1.65
Total deposits	0.76	4,585,889	28,202	0.82	4,527,006	35,690	1.05
FHLB borrowings[4]	2.57	2,560,389	53,914	2.81	2,499,915	62,641	3.35
Repurchase agreements	3.93	336,978	9,861	3.86	388,175	11,387	3.85
Total borrowings	2.71	2,897,367	63,775	2.94	2,888,090	74,028	3.42
Total interest-bearing liabilities	1.51	7,483,256	91,977	1.64	7,415,096	109,718	1.97
Other noninterest-bearing liabilities		107,218			107,572		
Stockholders' equity		1,691,765			1,920,104		
Total liabilities and stockholders' equity		$ 9,282,239			$ 9,442,772		
Net interest income[5]			$ 134,354			$ 139,028	
Net interest rate spread[6]	1.71%			1.70%			1.63%
Net interest-earning assets		$ 1,564,556			$ 1,792,941		
Net interest margin[7]				1.98			2.01
Ratio of interest-earning assets to interest-bearing liabilities				1.21			1.24
Selected performance ratios:							
Return on average assets (annualized)				0.77%			0.80%
Return on average equity (annualized)				4.20			3.94
Average equity to average assets				18.23			20.33
Operating expense ratio (annualized)[8]				1.03			0.95
Efficiency ratio[9]				47.11			42.52

	For the Three Months Ended					
	June 30, 2013			March 31, 2013		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)					
Assets:						
Interest-earning assets:						
Loans receivable[1]	$ 5,767,597	$ 56,627	3.93%	$ 5,683,867	$ 56,936	4.01%
MBS[2]	2,257,180	13,419	2.38	2,311,938	14,446	2.50
Investment securities[2][3]	830,242	2,439	1.17	818,147	2,457	1.20
Capital stock of FHLB	133,011	1,151	3.47	130,716	1,105	3.43
Cash and cash equivalents	65,588	39	0.24	62,420	36	0.23
Total interest-earning assets[1][2]	9,053,618	73,675	3.26	9,007,088	74,980	3.33
Other noninterest-earning assets	228,475			238,232		
Total assets	$ 9,282,093			$ 9,245,320		
Liabilities and stockholders' equity:						
Interest-bearing liabilities:						
Checking	$ 652,936	$ 63	0.04%	$ 637,161	$ 61	0.04%
Savings	282,214	63	0.09	272,418	62	0.09
Money market	1,143,043	549	0.19	1,146,185	609	0.22
Certificates	2,559,171	8,334	1.31	2,541,835	8,612	1.37
Total deposits	4,637,364	9,009	0.78	4,597,599	9,344	0.82
FHLB borrowings[4]	2,618,978	17,377	2.66	2,533,961	17,909	2.87
Repurchase agreements	290,549	2,885	3.93	355,278	3,407	3.84
Total borrowings	2,909,527	20,262	2.79	2,889,239	21,316	2.99
Total interest-bearing liabilities	7,546,891	29,271	1.55	7,486,838	30,660	1.66
Other noninterest-bearing liabilities	97,413			99,798		
Stockholders' equity	1,637,789			1,658,684		
Total liabilities and stockholders' equity	$ 9,282,093			$ 9,245,320		
Net interest income[5]		$ 44,404			$ 44,320	
Net interest rate spread[6]			1.71%			1.67%
Net interest-earning assets	$ 1,506,727			$ 1,520,250		
Net interest margin[7]			1.96			1.97
Ratio of interest-earning assets to interest-bearing liabilities			1.20			1.20
Selected performance ratios:						
Return on average assets (annualized)			0.78%			0.77%
Return on average equity (annualized)			4.39			4.27
Average equity to average assets			17.64			17.94
Operating expense ratio (annualized)[8]			1.02			1.00
Efficiency ratio[9]			46.99			46.19

(1) Calculated net of unearned loan fees, deferred costs, and undisbursed loan funds. Loans that are 90 or more days delinquent are included in the loans receivable average balance with a yield of zero percent. Balance includes mortgage loans receivable held-for-sale.

(2) MBS and investment securities classified as AFS are stated at amortized cost, adjusted for unamortized purchase premiums or discounts.

(3) The average balance of investment securities includes an average balance of nontaxable securities of $42.8 million and $55.8 million for the nine months ended June 30, 2013 and 2012, respectively, and $40.5 million and $42.9 million for the quarters ended June 30, 2013 and March 31, 2013, respectively.

(4) The balance and rate of FHLB borrowings are stated net of deferred gains and deferred prepayment penalties.

(5) Net interest income represents the difference between interest income earned on assets such as loans, investment securities, and MBS, and interest paid on liabilities such as deposits, FHLB borrowings, and other borrowings. Net interest income depends on the balance of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

(6) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(7) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(8) The operating expense ratio represents annualized non-interest expense as a percentage of average assets.

(9) The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income (pre-provision for credit losses) and non-interest income.